

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 17, 2014

<u>Via E-mail</u>
Ernst J. Teunissen
Chief Financial Officer
Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

> **Re: Vistaprint N.V.**
> **Form 10-K for the fiscal year ended June 30, 2013**
> **Filed August 15, 2013**
> **Form 10-Q for the fiscal quarter ended September 30, 2013**
> **Filed October 30, 2013**
> **File No. 000-51539**

Dear Mr. Teunissen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31</u>

<u>Results of Operations, page 37</u>

1. We note that as part of your discussion on revenue and the changes in revenue between periods, you include a discussion of the changes in revenue by operating segment. Please revise to discuss and analyze all results of operations by the operating segments disclosed

in Note 15 to the financial statements. For example, please discuss and analyze cost of sales or operating income separately for each segment.

2. Please expand your discussion of cost of revenue to quantify and discuss the significant cost components within this broad category, such as labor, product costs, product development costs, overhead, and any other significant components that would enable readers to understand your business better. For example, you state that cost of revenues decreased as a percentage of total revenue due to improved overhead absorption as a result of higher product sales, increased labor and production efficiency, improvements in your materials sourcing, and better pricing of your products, offset in part by a $1.4 million benefit from a non-cash gain related to a free piece of equipment, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Also, please discuss the increase in cost of revenue for 2013 as compared to 2012 based on actual dollar amounts.

Financial Statements, page 48

Notes to Consolidated Financial Statements, page 56

2. Summary of Significant Accounting Policies, page 56

Software and Web Site Development Costs, page 57

3. We note your disclosure that as of July 1, 2012 you revised the estimated useful life of your capitalized software and website developments costs from two to three years and the change increased your pre-tax income for fiscal year ended June 30, 2013 by approximately $2.7 million when compared to the historical estimated useful life. Please tell us and revise to disclose the effect on net income and earnings per share for 2013, as required by ASC 250-10-50-4.

10. Debt, page 71

4. We note from page 71 that you amended and restated your credit agreement on February 8, 2013 and that such agreement contains limitations on your ability to purchase your own shares. We further note from page 29 that during April 2013, subsequent to the restatement of your credit agreement, you purchased 613,000 shares of your stock. In this regard, please tell us whether the purchase of these shares resulted in violations of your debt covenants. To the extent any such violations did or did not occur, please explain why. We may have further comment upon receipt of your response.

Form 10-Q for the Quarter Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Contractual Obligations, page 27

5. We note your disclosure that in July 2013, you executed a lease for an eleven-year term to move your Lexington, Massachusetts operations to a new facility in Waltham, Massachusetts, that is expected to commence in the second half of calendar 2015. We also note that the table of contractual obligations includes the lease payments associated with your current lease but no future lease payments associated with the new facility as the lease is contingent on certain future events. Please tell us and revise to disclose the nature and terms of these contingent events.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief